                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*




                               CHOLESTECH CORP.
                   -----------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                   -----------------------------------------
                         (Title of Class of Securities)

                                 170393102
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP NO. 170393102                 13G                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION



                    5    SOLE VOTING POWER

                             653,000


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                0
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                    325,400


                    8    SHARED DISPOSITIVE POWER

                             24,500


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            661,000



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.9


12   TYPE OF REPORTING PERSON*




                      *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------




Item 1.    (a).    Name of Issuer:

                     CHOLESTECH CORP.

           (b).    Address of Issuer's Principal Executive Offices:

                     3347 INVESTMENT BLVD.
                     HAYWARD, CA 94545


Item 2.    (a).    Name of Person Filing:

                   U.S. Bancorp


           (b).    Address of Principal Business Office:

                     111 S. W. Fifth Avenue
                     Portland, OR 97204






                              Page 3 of 6 Pages

Item 2.    (c).    Citizenship:

                     UNITED STATES OF AMERICA



           (d).    Title of Class of Securities:

                     COMMON STOCK


           (e).    CUSIP Number:

                     170393102


Item 3. This statement is filed pursuant to Rule 13d-(b)(2) by Parent Holding Company in accordance with Rule 13d-11(b)(ii)(G)


Item 4.            Ownership.

           (a).    Amount Beneficially Owned

                     661,000


           (b).    Percent of Class:

                     5.9


           (c).    Number of Shares as to which U.S. BANCORP has:

                   (i)      sole power to vote or to direct the vote    653,000

                   (ii)     shared power to vote or to direct the vote        0

                   (iii)    sole power to dispose or to direct the
                            disposition of                              325,400

                   (iv)     shared power to dispose or to direct the
                            disposition of                               24,500






                              Page 4 of 6 Pages

Item 5.            Ownership of Five Percent or Less of a Class:





Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:




Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:


                   See Exhibit A


Item 8.            Identification and Classification of Members of the Group:







                              Page 5 of 6 Pages

Item 9.            Notice of Dissolution of Group:




Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                          By:  Deborah B. Goldberg
                                               ---------------------------
                                               Title: Assistant Secretary





Dated:




                               Page 6 of 6 Pages

                                   EXHIBIT A


Pursuant to the instructions in Item 7 of Schedule 13G, Qualivest Capital Management, Inc., 111 S.W. Fifth Avenue, Portland, Oregon 97204, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and a wholly-owned subsidiary of United States National Bank of Oregon, which is a wholly-owned subsidiary of U.S. Bancorp (the "Bank"), is the beneficial owner of 294,100 shares, or 2.6% of the common stock outstanding of CHOLESTECH CORP. (the "Company") as a result of acting as investment advisor to The Qualivest Funds, an investment company registered under Section 8 of the Investment Company Act of 1940. 366,900 shares, or 3.3% of the common stock outstanding of the Company, are held by the Trust Group of the Bank, a national bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.